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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Converted Organics, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

21254S 10 7

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21254S 10 7	13G	Page 2 of 5 pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON High Capital Funding, LLC 13-3921591
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 249,582
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 249,582
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 249,582
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13G

Item 1.	(a).	Name of Issuer:

Converted Organics, Inc.

	(b).	Address of Issuer’s Principal Executive Offices:

7A Commercial Warf West

Boston, MA 02110

Item 2.	(a)	Name of Person Filing:

High Capital Funding, LLC

	(b)	Address of Principal Business Office or, if None, Residence:

333 Sandy Springs Circle, Suite 230, Atlanta, GA 30328

	(c)	Citizenship:

High Capital Funding, LLC is organized pursuant to the laws of the State of Delaware

	(d)	Title of Class of Securities:

Common Stock, $.0001 par value

	(e)	CUSIP Number:

212545S 10 7

Item 3.	Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

249,582 shares of common stock at December 31, 2007; and 267,376 shares of common stock at February 12, 2008, which includes an aggregate of 200,000 shares underlying currently exercisable Class A and Class B Warrants.

Such amount does not include an aggregate of up to 458,180 shares of common stock underlying Class A and Class B Warrants, none of which were exercisable at December 31, 2007, and up to 418,180 of which HCF has agreed, effective January 21, 2008, not to exercise to the extent such exercise would cause HCF to beneficially own more than 9.95% of the common stock outstanding. Of this 418,180 Class A and Class B Warrants, an aggregate of 200,000 warrants became exercisable on January 24, 2008, and the remaining 218,180 warrants were not exercisable as of February 12, 2008.

At December 31, 2007 the amount beneficially owned includes 5,526 shares of common stock owned by Mr. Rapaport, 3,315 shares of common stock owned by Mr. Brasch, and 11,050 shares of common stock owned by Mary L. Hart, the spouse of Frank E. Hart, and 4,420 shares owned by The Hart Organization Corp, of which Mr. Hart is the beneficial owner. At February 12, 2008 the amount beneficially owned includes 3,500 shares owned by Mary L. Hart, and 4,420 shares owned by The Hart Organization Corp.

(b) Percent of class:

5.90% at December 31, 2007, and 6.04% at February 12, 2008.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

249,582 shares of common stock at December 31, 2007; and 267,376 at February 12, 2008.

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

249,582 shares of common stock at December 31, 2007; and 267,376 at February 12, 2008.

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not being held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008
(Date)

High Capital Funding LLC
By:	Profit Concepts, Ltd., its Manager

By:	/s/ David A. Rapaport
Name:	David A. Rapaport
Title:	Executive Vice President & General Counsel